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                                                                    Exhibit 2.2

                           SHARE PURCHASE AGREEMENT

THE UNDERSIGNED:

1. Rutter Holding B.V., a private limited liability company organized under the laws of The Netherlands, having its registered seat in Enschede, The Netherlands ("Holding");

2. Thermedics Detection Inc., a company organized under the laws of the Commonwealth of Massachusetts, having its registered seat in Chelmsford, Massachusetts, the United States of America ("Thermedics");

3.      Mr. R. Rutter, residing at Enschede, The Netherlands ("Mr. Rutter");

4. Reggeborgh Beheer B.V., a private limited liability company organized under the laws of The Netherlands, having its registered seat in Rijssen, The Netherlands ("Reggeborgh");

5.      Mr. L.L.A. Pover residing at Hengelo, The Netherlands ("Mr. Pover");

(The individuals and the company mentioned in 3, 4 and 5 are indirect shareholders of Holding, hereafter collectively: the "Holders").


WHEREAS:

A. Mr. Rutter, Reggeborgh and Pover Holding B.V., a private limited liability company organized under the laws of The Netherlands having its registered seat in Enschede, The Netherlands, are the holders of the entire issued and outstanding share capital in Pover Gemeenschappelijk Bezit B.V., a private limited liability company organized under the laws of The Netherlands, having its registered seat in Enschede, The Netherlands ("Pover") and Pover is the holder of the entire issued and outstanding share capital of Holding;

B. Holding is the holder of the entire issued and outstanding share capital (the "Shares") in Rutter & Co. B.V., a private limited liability company organized under the laws of The Netherlands, having its registered seat in Enschede, The Netherlands ("Rutter");

C. Rutter is the holder of 90% of the issued and outstanding share capital in Rutter Instrumentation S.A.R.L., a company organized under the laws of France, having its registered seat in Bry sur Marne, France ("SARL") and of 50% of the issued and outstanding share capital in Systech B.V., a private limited liability company organized under the laws of The Netherlands, having its registered seat in Enschede, The Netherlands ("BV") (SARL and BV hereafter collectively: the "Group Companies" and the shares held by Rutter in the Group Companies hereafter: the "Group Company Shares");
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D.      Holding desires to sell and transfer the Shares to Thermedics and
        Thermedics desires to purchase and acquire the Shares from Holding subject to the terms and conditions set forth in this Share Purchase Agreement (the "Agreement").


HEREBY AGREE AS FOLLOWS:

ARTICLE 1 - SALE AND TRANSFER OF THE SHARES

1.1 Subject to the terms and conditions set out in this Agreement Holding hereby sells and agrees to transfer the Shares to Thermedics and Thermedics hereby purchases and agrees to accept transfer of the Shares from Holding.

1.2 Holding hereby agrees to transfer the Shares to Thermedics through the execution by the parties on the date of this Agreement of a notarial deed of transfer in the form of Annex 1.2 hereto, which will be passed by a civil law notary of Nauta Dutilh in Amsterdam, and the acknowledgment of the transfer by Rutter.


ARTICLE 2 - PURCHASE PRICE AND PAYMENT

2.1 The purchase price for the Shares shall be US$ 7,000,000 (the "Purchase Price").

2.2 The Purchase Price shall be paid on the date of this Agreement by Thermedics transferring an amount of US$ 7,000,000 to the bank account of Holding with ABN Amro Bank, N.V., account number 62.05.45.771.


ARTICLE 3 - PURCHASE PRICE ADJUSTMENT

Notwithstanding Article 2 above, the Purchase Price shall be adjusted as follows:

(i) the Purchase Price shall be increased or decreased by the amount by which the tangible assets minus the liabilities as of the date of this Agreement (the "Net Tangible Assets") of Rutter are greater than or less than, as the case may be the equivalent in Netherlands guilders of US$ 1,115,000 on the basis of the exchange rate on the date of this Agreement (the "Closing Date Rate") set forth in the Key Currency Cross Rates published in the Wall Street Journal (the "Wall Street Chart").

(ii) the Purchase Price shall be decreased by the amount by which Rutter's backlog on the date of this Agreement is less than the equivalent in Netherlands guilders of US$ 1,125,000, on the basis of the average exchange rate between the exchange rate on the date of this Agreement and the exchange rate on 30 September 1995 (the "Average Rate"), set forth in the Wallstreet Chart, provided that the adjustment made pursuant to this Article 3(ii) shall be no greater in the aggregate than the equivalent in Netherlands guilders of US$

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        500,000 on the basis of the Closing Date Rate (the "Backlog
        Adjustment"). Sales to affiliates shall be disregarded in calculating backlog for purposes of this Article 3(ii). Affiliates are deemed to be any person or entity controlling, controlled by or under common control with Rutter.


ARTICLE 4 - ESTABLISHMENT OF THE NET TANGIBLE ASSET ADJUSTMENT

4.1 For the purpose of establishing the Net Tangible Assets, Thermedics and its accountants shall prepare a statement of the tangible assets minus the liabilities (= assets (excluding intangible assets) minus the liabilities (including provisions)) (the "Net Tangible Assets") of Rutter as at the date hereof (the "Net Asset Statement") in accordance with the requirements of all relevant laws and accounting principles generally accepted in The Netherlands with respect to the preparation of the annual accounts and applied on a basis consistent with Rutter's December 31, 1994 and September 30, 1995 balance sheets, and submit such draft to Holding no later than on 15 March 1996 in order for Holding, assisted by its accountants Deloitte & Touche ("D&T") to review and to submit its objections, if any, against such draft to Thermedics within 40 days after the draft has been received by Holding (the "Receipt Date"). If Holding does not object to the draft Net Asset Statement by the date which is 40 days after the Receipt Date, then the draft Net Asset Statement shall be the final Net Asset Statement.

4.2 Should Holding and Thermedics fail to reach agreement on any objection raised by Holding within 60 days after the Receipt Date (the "Objection Date"), then the Net Asset Statement shall be determined by an internationally recognized accounting firm, which shall not be D&T or Thermedic's accountants (the "Accountants"), chosen by the mutual agreement of Holding and Thermedics.

4.3 If Holding and Thermedics fail to agree on the appointment of the Accountants within 30 days after the Objection Date, then Holding and Thermedics - and if one of the parties fails to cooperate, the other party on behalf of both parties - shall request the Chairman of the Netherlands Institute of Registered Accountants ("NIVRA") to appoint such Accountants.

4.4 Holding and Thermedics shall within 14 days after the appointment of the Accountants submit the Net Asset Statement as well as statements of their respective positions in writing to the Accountants (the "Submission Date").

4.5 Holding and Thermedics undertake to procure that the Accountants shall notify Holding and Thermedics of their decision as promptly as possible and in any event no later than 60 days after the Submission Date.

4.6 The fees and expenses arising out of the engagement of the Accountants shall be borne equally by Holding and Thermedics.

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ARTICLE 5 - ESTABLISHMENT OF THE BACKLOG ADJUSTMENT

Should Holding and Thermedics fail to reach agreement on the amounts referred to in Article 3 (ii) within 30 days after the date of this Agreement, then the Backlog Adjustment shall be determined by the Accountants in accordance with Article 4.2 through 4.6 of this Agreement.


ARTICLE 6 - PAYMENT OF THE ADJUSTMENTS

6.1 Within two days after the Net Asset Statement has been established in accordance with Article 4 of this Agreement,

        (a) in the event the Net Tangible Assets are less than the equivalent in Netherlands guilders of US$ 1,115,000 on the basis of the Closing Date Rate, Holding, or the Holders pro rata, shall pay to Thermedics an amount in Netherlands guilders equal to the difference between (i) the equivalent in Netherlands guilders of US$ 1,115,000 on the basis of the Closing Date Rate and (ii) the Net Tangible Assets as shown on the Net Asset Statement to the bank account of Thermedics with [ ] bank, account number [ ]; or

        (b) in the event the Net Tangible Assets are greater than the equivalent in Netherlands guilders of US$ 1,115,000 on the basis of the Closing Date Rate, Thermedics shall pay to Holding an amount in Netherlands guilders equal to the difference between (i) the Net Tangible Assets as shown on the Net Asset Statement and (ii) the equivalent in Netherlands guilders of US$1,115,000 on the basis of the Closing Date Rate to the bank account of Holding as mentioned in Article 2.2 of this Agreement.

6.2 Within two days after the Backlog Adjustment has been established in accordance with Article 5 of this Agreement, Holding or the Holders shall pay to Thermedics the Backlog Adjustment.


ARTICLE 7 - HOLDING AND HOLDERS' REPRESENTATIONS AND WARRANTIES

Holding and the Holders represent and warrant to Thermedics that each of the matters set forth in Article 7.1 through 7.70 hereof ("Holding and Holders' Representations and Warranties") are true and correct on the date of this Agreement.

AUTHORITY

7.1 Holding and the Holders have all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby.

CORPORATE STANDING

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

7.2 Rutter is duly organized and validly existing under the laws of the Netherlands. The most recent articles of association of Rutter are attached as Annex 7.2 hereto. There have been to date no resolutions to amend such articles of association nor are presently any such resolutions in the course of preparation. No petition for bankruptcy in respect of Rutter has been filed and Rutter has not been declared bankrupt, nor has it filed for or been granted suspension of payment. Rutter has not been dissolved and no resolution to dissolve Rutter has been adopted and there is no action or request pending to accomplish such dissolution.

7.3 Rutter does not hold shares or other equity interest in any other business entity other than the Group Companies. Rutter has no branches nor has it owned any branches over the last three years.

7.4 The Group Companies are duly organized and validly existing under the laws of the countries in which they are incorporated. The most recent articles of association of each of the Group Companies are attached as Annex 7.4 hereto. There have been to date no resolutions to amend such articles of association nor are presently any such resolutions in the course of preparation. No petition for bankruptcy in respect of any of the Group Companies has been filed and none of the Group Companies has been declared bankrupt, nor has any of the Group Companies filed for or been granted suspension of payment. None of the Group Companies has been dissolved and no resolution to dissolve any of the Group Companies has been adopted and there is no action or request pending to accomplish such dissolution.

MANAGING DIRECTORS; POWERS OF ATTORNEY

7.5 The extract from the trade register with respect to Rutter dated 9 January 1996, attached hereto as Annex 7.5 is correct as of the date hereof and the information contained therein has not been modified by any later filing. Rutter has no managing directors ("statutair directeuren"), supervisory directors ("commissarissen") or proxyholders ("gevolmachtigden") other than the persons named in the extract from the trade register.

7.6 The Group Companies have no managing directors, supervisory directors, or proxyholders other than the persons named in Annex 7.6 hereto.

7.7 The representations and warranties contained in this Article 7 apply mutatis mutandis to the Group Companies and to the Group Company Shares insofar as not already explicitly provided for herein.

SHARES

7.8 Holding has full right and title to the Shares. Apart from the obligations resulting from this Agreement there are no obligations with respect to any of the Shares.

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

7.9 The authorized share capital of Rutter consists of 500 shares, with a nominal value of NLG 1,000 each, numbered 1 through 500 of which 451 shares have been validly issued and fully paid up and are free from pledges, attachments, rights of usufruct and any other charges, except for the pre-emptive rights and blocking arrangements contained in the articles of association of Rutter and except as mentioned in Annex 7.9 hereto.

7.10 There are no share certificates in respect of the Shares and no depository receipts for shares have been issued in respect of Rutter except as mentioned in Annex 7.10 hereto. Holding is entitled without any restriction to sell and transfer the Shares.

7.11 Rutter is not under any obligation to issue any further shares in its capital and no resolution to that effect has been passed. No option or other right (contingent or otherwise) to purchase or acquire any shares in Rutter has been resolved upon or granted, except as mentioned in Annex 7.11 hereto.

7.12 There are no shareholder or voting agreements pertaining to shares in Rutter, except as mentioned in Annex 7.12 hereto.

7.13 The shareholder's register of Rutter, a copy of which is attached as Annex 7.13 hereto, correctly and completely reflects the current and former shareholders of Rutter and all particulars required to be contained by such register.

7.14 Since 30 September 1995 no (interim) dividend or other distribution has been declared on the Shares save as disclosed in Annex 7.14.

GROUP COMPANY SHARES

7.15 The authorized and issued share capital of each of the Group Companies consists of the number of shares set forth in Annex 7.15 hereto. Rutter has completed the transfer of the shares in Rutter Eicholzer A.G., a company organized under the laws of Switzerland ("AG"), having its registered seat in Zug, Switzerland and in Rutter and Co. GbmH, a company organized under the laws of Germany, having its registered seat in Ahaus, Germany ("GmbH") on terms and conditions approved in advance by Thermedics and Rutter will not have any liability or obligation relating to the businesses of AG or GmbH or the transfer of the shares of such companies.

7.16 The shareholder's register of each of the Group Companies, copies of which are attached as Annex 7.16 hereto, correctly and completely reflects the current and former shareholders of each of the Group Companies and all particulars required to be contained by such register.

ANNUAL ACCOUNTS

7.17 The (i) balance sheet of Rutter as at 31 December 1994 and its profit and loss account for the financial year then ended together with the explanatory notes thereto and the (ii)

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        balance sheet of Rutter as at 30 September 1995 (the "September Balance
        Sheet") ((i) and (ii) collectively: "the Accounts") and the annual report ("jaarverslag") have all been attached as Annex 7.17 to this Agreement.

7.18 The Accounts have been prepared in accordance with the relevant legal requirements and the requirements of the generally accepted principles of accounting in The Netherlands. The reporting methods applied in drawing up the Accounts were consistent with the reporting methods applied during the three consecutive years ending immediately before 1994.

7.19 The Accounts are complete, true and correct in all respects and fairly present the financial condition and the composition and magnitude of the assets and liabilities and the operations and results of Rutter in the relevant year.

7.20 The Accounts fully disclose and make full and adequate provisions for all actual and contingent liabilities of Rutter as of each of the relevant dates and Rutter had no liabilities on any such date other than the ones so disclosed in Annex 7.20 hereto, which relate only to the legal proceedings in respect of IP&T/ASAM as disclosed in Annex 7.54 hereto and provided for in Article 9.3 of this Agreement.

7.21    Since 30 September 1995 and save as disclosed in Annex 7.21,

        (i) there have been no changes in the conditions, financial or otherwise, of Rutter or any of the Group Companies, which have adversely affected or may affect their net asset value, backlog or in general their business, properties or financial condition;

        (ii) no shareholders' resolutions relating to Rutter have been passed either during or outside any general meeting of shareholders, including, without limitation, resolutions regarding the distribution of dividends.

        (iii) neither Rutter nor any of the Group Companies have entered into any agreement or assumed any obligations or liabilities or taken or initiated any action or passed any resolution relating to their assets, their business, other than in the ordinary course of business.

PERSONAL PROPERTY AND INVENTORY

7.22 Rutter has good and marketable title to all personal property reflected in the Accounts or acquired since 30 September 1995 (the "Personal Property") save for properties sold or otherwise disposed of in the ordinary course of business.

7.23 The Personal Property is not subject to any attachments or charged with any pledges, leases or any other encumbrances of any nature whatsoever and no item of the Personal Property is subject to any retention of title.

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7.24    The Personal Property comprises all property required to enable Rutter to conduct its business as it is currently conducted and is in a good state of maintenance and repair, taking into consideration normal wear and tear.

7.25 The inventories ("voorraden") reflected in the September Balance Sheet were acquired or produced or shall be acquired or produced in the ordinary course of business of Rutter and are or will be of a good quality usable and saleable in the normal course of business, not to exceed one year, of Rutter and their quantity is adequate for the level at which the business of Rutter is currently run. The inventories reflected on the September Balance Sheet are valued at the lower of cost or market.

REAL PROPERTY

7.26    Rutter does not own real property.

7.27 The real property set forth in Annex 7.27 hereto (the "Leasehold Property") has been leased by Rutter as lessee on the terms and conditions stated in such Annex.

7.28 No other agreements pertaining to the Leasehold Property have been concluded, other than those which appear from the lease agreements referred to in 7.27 above.

7.29 All obligations towards the lessor arising from the lease agreement referred to in 7.27 above have been complied with; there are no rent or other disputes pending or threatened with respect to such lease agreements.

7.30 The Leasehold Property has not been leased to anyone other than Rutter and no other right or use or enjoyment of the Leasehold Property has been granted or promised to any person or entity other than Rutter.

7.31 To the extent that any of the Leasehold Property has been leased with the value added tax, such tax has been applied in the manner prescribed by law and within the statutory periods.

7.32 Rutter has no real property in ground lease ("erfpacht"). The Leasehold Property is not subject to any registered easements
        ("erfdienstbaarheden").

7.33 No property rights as contemplated in the "Belemmeringenwet Privaatrecht" have been vested on the Leasehold Property.

7.34 Neither public nor private law prohibits or restricts the present use of the Leasehold Property.

7.35 The Leasehold Property is in a good state of maintenance and repair and is in accordance with all terms of the relevant lease agreements, taking into consideration normal wear and tear.

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TAXES AND SOCIAL SECURITY CONTRIBUTIONS

7.36 Except as disclosed in Annex 7.36 hereto, Rutter has timely and correctly filed all tax and social security contributions returns which it was required to file (including but not limited to those relating to corporation tax, VAT, wage withholding tax ("loonbelasting"), social security contributions, national, provincial and local taxes) in any jurisdiction, and has timely and correctly paid and withheld all the taxes including but not limited to corporation tax, VAT wage withholding tax, social security contributions, national, provincial and local taxes which have become due or have been assessed.

7.37 Holding and Rutter have completed and will with respect to the period up to and including the date of this Agreement complete all required tax returns and social security filings timely and correctly. There is no dispute pending or, to the knowledge of Holding, threatened, for unpaid taxes or social security contributions.

7.38 Except as disclosed in Annex 7.38 hereto Rutter has no outstanding liabilities for taxes or social security contributions, including but not limited to wage withholding tax or social security liabilities relating to Mr. Rutter's Consulting Arrangement (defined below) for any period ending on or prior to the date hereof.

7.39 Holding has no claim against Rutter relating to the set off of corporation tax except as disclosed in Annex 7.39 hereto.

PRODUCT LIABILITY

7.40 There will be no product liability claims with regard to products manufactured, or sold by Rutter prior to the date of this Agreement which are not fully covered by insurance carried by Rutter that will continue to be in effect after the date of this Agreement.

TRADE NAMES

7.41 A true list of all the trade names which Rutter uses or has the right to use is attached hereto as Annex 7.41.

INDUSTRIAL PROPERTY RIGHTS

7.42 Particulars of all registered patents, trade marks, registered designs or licenses thereof (the "Industrial Property Rights"), owned or used by Rutter are summarized in Annex 7.42 hereto.

7.43 There are no Industrial Property Rights or any inventions, copyrights, technical know-how or trade secrets ("Intangibles") used by Rutter which are not owned by it or the use of which by it are in any way restricted by the rights of a third party in respect thereof, except as mentioned in Annex 7.43 hereto. Rutter does not infringe and has not infringed the

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        Industrial Property Rights or Intangibles of any other party. Rutter is not liable for the payment of any royalty or compensation in any form in connection with Industrial Property Rights or Intangibles of any third party.

7.44 No license or other right in respect of any Industrial Property Rights or Intangibles has been granted or agreed to be granted to any third party, except as mentioned in Annex 7.44 hereto.

LEGALITY OF THE OPERATIONS OF THE BUSINESS OF RUTTER

7.45 Except as disclosed in Annex 7.45 hereto, the conduct of the business of Rutter does not violate and has not violated any provisions of any applicable laws, regulations or orders of any governmental administrative body or authority having jurisdiction thereof. Rutter has complied with all laws, regulations and orders in respect of employment and employment practices and particularly in respect of work place protection, hygiene, health and safety protection.

7.46 Rutter has complied with all applicable laws, regulations and orders in respect of environmental matters and pollution of the environment (including air, soil and water) and the property used by Rutter, its surroundings and its environment is not polluted with any concentration of material which may be considered hazardous or damaging for the public health or the environment and which may result in any obligation or liability on the part of Rutter. Rutter will have no liability with respect to any environmental conditions existing on or prior to the date hereof at any facility owned or operated by Rutter prior to the date hereof or otherwise as a result of the conduct of the business of Rutter prior to the date hereof.

7.47 Rutter has at its disposal all licenses or permits which are necessary for carrying out and continuing its operation and business. Those licenses and permits are in full force and are not subject to any conditions other than the conditions provided for by these licenses and permits themselves, which conditions are not unreasonably burdensome for Rutter.

7.48 Said licenses and permits have neither been returned, revoked nor restricted, nor is any return, revocation or restriction impending or reasonably anticipated.

7.49 The operations and the business of Rutter is carried out in a manner which is consistent with said licenses and permits and neither the zoning plan in force for the area where Rutter is located nor any licence nor any other regulation will restrict Rutter in the use of its buildings, structures, installation or other real properties. No governmental authority has alleged that Rutter is in violation of any applicable law, rule, regulation, license, permit or other legal requirement.

Contracts

7.50 Annex 7.50 hereto contains in respect of Rutter a true and complete list of any and all agreements and commitments of, or for the benefit of, Rutter, of the following nature: (i)

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

        agreements important to the business of Rutter without regard to monetary amounts, (ii) agreements which based on current economic circumstances will result in a loss when performed, (iii) agreements or arrangements that may be terminated by another party as a result of any change of direct or indirect control of Rutter or pursuant to which payment or fulfilment of any obligation can be accelerated (iv) long term agreements which cannot be terminated without penalty within three months following the date of this Agreement (v) agreements (other than employment agreements and trading contracts) with a value or entailing a monetary obligation in excess of NLG 50,000.--(vi) distributorship-, agency- and exclusive sales agreements and requirements contracts (vii) hire purchase-, rental, and lease agreements (other than with respect to real property), (viii) joint venture or partnership arrangement, (ix) all written or oral agreements with customers and (x) all agreements relating to the acquisition or sale of assets or shares other than in the ordinary course of business during the past five years. (collectively: the "Contracts")

7.51 Each of the Contracts is a valid and binding agreement in accordance with its terms and Rutter has fulfilled all obligations required by such Contracts to have been performed by it, except as mentioned in Annex
        7.51 hereto.

7.52 There has not occurred any default under any of the Contracts on the part of Rutter or on the part of any other party thereto nor has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any default on the part of Rutter under any of the Contracts, nor has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any default on the part of any other party to any of the Contracts nor has any party to any of the Contracts cancelled or threatened to cancel any Contract, except as mentioned in Annex 7.52 hereto.

7.53 No consent of any party to any of the Contracts is required for the execution or performance of this Agreement or the consummation of the transactions contemplated hereby or the continued performance by any party of its obligations under any Contract after the date of this Agreement and Rutter is not restricted by any Contract from carrying on its business, except as mentioned in Annex 7.53 hereto.

LITIGATION

7.54 Rutter is not engaged in any legal or administrative action and there are no proceedings or investigations pending or threatened against or affecting Rutter or its business or its assets, nor is there any basis for such legal or administrative action, proceedings or investigation, other than listed in Annex 7.54 hereto.

INSURANCE

7.55 A listing of all insurance policies of which Rutter is owner, insured or beneficiary together with a summary of the risks insured, the amounts of coverage, the premium rate, the cash value and the expiry date thereof, has been attached hereto as Annex 7.55(a) (the "Policies"). All premiums due and payable by Rutter with respect to the Policies have been

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

        paid in full, except as mentioned in Annex 7.55(b) hereto. Rutter has not done or failed to do anything, which might invalidate or prejudice recovery under the Policies or which might influence finding similar insurances for Rutter under other policies after the date of this Agreement. Any and all facts and circumstances, known to Holding and/or Rutter, which may give rise to a claim under the Policies and which should be notified to the insurers in order to secure insurance coverage, have been so notified. There are no outstanding material requirements or material recommendations by any insurer or governmental authority exercising similar functions which requires or recommends any changes in the conduct of the business of, or any material repairs or other work to be done on or with respect to any of the properties or assets of, or redesigns, retrofits or other changes in products manufactured or sold by Rutter. Rutter has not received any notice or other communication from any insurer cancelling or materially amending any of the Policies and no cancellation or amendment is threatened, except as mentioned.

EMPLOYEES AND PENSIONS

7.56    Rutter has no employees or consultants other than those listed in Annex
        7.56 hereto (collectively: the "Employees"), which list includes part-time employees. Annex 7.56 lists, with respect to all Employees, their date of birth, date entry into service, current salary and benefits. Apart from the Employees and the managing directors no person can claim to have a (full-time or part-time) employment agreement with Rutter. The supplemental agreement between Mr. Rutter and Mr. Pover acting on behalf of Pover and Holding and Rutter dated 1 November 1991 and any other agreements between Mr. Rutter and Rutter ("Mr. Rutter's Consulting Arrangement") have been terminated and fully satisfied by Holding and/or Rutter.

7.57 Annex 7.57 hereto contains the complete text of the collective labour agreement(s) applicable to the Employees and of all other existing agreements concluded with labour unions, employer associations or works councils.

7.58 Rutter has no obligation, whether legally or established by custom to pay to any of its current, retired or other former employees, managing directors or supervisory directors any salary, fringe benefit or premium except as described in Annex 7.58 hereto.

7.59 Rutter has no obligations arising from the termination or cancellation of any of its employment agreements and Rutter has no obligations under any agreements with any of its employees providing for severance payments.

7.60 There is no bonus, profit sharing, incentive, saving, severance pay, (early) retirement (other than contained in any collective labour agreement), insurance (group or single), stock option, stock purchase plan or any other employee benefit plan or arrangement in effect with or in prospect for the Employees and/or others.

7.61 There are no arrears and during the past five years there have been no arrears with respect to the payment of salaries or fringe benefits or other financial obligations to the Employees or to the supervisory directors.

PENSION SCHEMES AND EARLY RETIREMENT SCHEMES

7.62 Any and all pension and early retirement schemes for the benefit of the Employees and the managing directors of Rutter (the "Schemes") have been summarized in Annex 7.62(a) hereto. All contributions that are due and payable by Rutter under the Schemes and all contributions due and payable by the participants thereof have been duly made. Except for the obligations resulting from the Schemes, which have always timely been satisfied, there exists no obligation Rutter in respect of any of its former or present employees regarding any pension or other retirement plan, except as mentioned in Annex 7.62(b) hereto. No additional funding of the Schemes shall be required to satisfy the obligations of Rutter under the Schemes to any past or present employee with respect to any period of employment up to the date of this Agreement, except as mentioned in Annex 7.62(c) hereto.

GUARANTEES AND BANK ACCOUNTS

7.63 Rutter has not agreed to act as a surety for or issued any guarantees or indemnities in favour of third parties, or provided (or agreed to provide) security in favour of third parties other than listed in Annex
        7.63 hereto.

7.64 Annex 7.64 (a) hereto lists all loan agreements by Rutter and its banking and overdraft facilities. No third party has given any guarantee or security in respect of any loan, banking or overdraft facility granted to Rutter. Attached as Annex 7.64 (b) is a written confirmation from ABN Amro Bank N.V. (the "Bank") stating that on the date of this Agreement Rutter has no credit facility outstanding with the Bank.

ABSENCE OF CHANGES AND EVENTS

7.65 Since the date of the September Balance Sheet and save as disclosed in Annex 7.65 hereto there have been no changes in the condition, financial or otherwise, of Rutter, which have adversely affected or may adversely affect in a material way its net assets value or in general its business, properties or financial condition.

CONFLICTING OBLIGATIONS

7.66 Neither Holding nor Rutter is a party to, subject to or bound by any law, agreement or judgement or decree of any court or other governmental body which would prevent or would be violated by the execution of this Agreement, the consummation of the transactions contemplated hereunder.

CUSTOMERS AND SUPPLIERS

7.67 Except as set forth in Annex 7.67(a) hereto, no purchase orders or commitments of Rutter, which orders or commitments are material, individually or in the aggregate, are materially in excess of normal requirements for Rutter, nor are prices provided therein materially in excess of current market prices for the products or services to be provided thereunder. No material supplier of Rutter has indicated within the past year that it will stop, or materially decrease the rate of, supplying materials, products, or services to Rutter and no material customer of Rutter has indicated within the past year that it will stop, or materially decrease the rate of, buying material, products or services from Rutter. A list of (a) each customer that accounted for more than 5% of the revenues of Rutter during the last fiscal year and
        (b) each supplier that is the sole supplier of any significant product or component to Rutter is set forth in Annex 7.67(b) attached hereto.

RECALLS

7.68 No products of Rutter have been recalled since January 1, 1993 and, to the knowledge of Holding or the Holders, there is no basis for any such recall.

PRODUCTS AND SERVICE WARRANTIES

7.69 Attached hereto as Annex 7.69 are copies of the current standard warranty used for each of the products and services of Rutter. Rutter has not made any other product or service warranties that deviate from the current standard warranties and which remain in effect on the date hereof, or pursuant to which Rutter has any remaining obligations.

OTHER INFORMATION

7.70 The information concerning Rutter set forth in this Agreement, its Annexes and any documents, letters or other written statements furnished to Thermedics or to be furnished to Thermedics pursuant to this Agreement, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading. Copies of all documents heretofore or hereafter made available to Thermedics pursuant hereto were or will be in all material respects complete and accurate copies of such documents and fully and fairly present the businesses, operations, assets, liabilities and prospects of Rutter.


ARTICLE 8 - THERMEDICS' REPRESENTATIONS AND WARRANTIES

Thermedics represents and warrants to Holding that the matters set forth in this Article 8 ("Thermedics' Representations and Warranties") are true and correct on the date hereof. Thermedics is duly organized and validly existing under the laws of the Commonwealth of Massachusetts, the United States of America, and has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby.

ARTICLE 9 - INDEMNIFICATION

9.1 Each of Holding and the Holders shall compensate Thermedics for and indemnify and hold Thermedics harmless against all losses, costs (including legal and other professional fees), damages, liabilities or expenses (collectively the "Damages") incurred as a result of or relating to any of Holding and Holders' Representations and Warranties not being as represented or warranted or being misleading and/or resulting from or relating to the non-fulfilment of Holding's other respective agreements or obligations contained herein.

9.2 Each of Holding and the Holders shall compensate Thermedics for and indemnify and hold Thermedics harmless against the Damages incurred as a result of or relating to Rutter's former shareholding in Unitron Systems Terneuzen B.V. ("Unitron") and the transfer of the shares in Unitron by Rutter to Holding by way of a dividend distribution.

9.3 Each of Holding and the Holders shall compensate Thermedics for and indemnify and hold Thermedics harmless against the Damages incurred as a result of or relating to the litigation in respect of IP&T/ASAM, as disclosed in Annex 7.54 hereto.

9.4 Each of Holding and the Holders shall compensate Thermedics for and indemnify and hold Thermedics harmless against the Damages incurred as a result of or relating to Rutter`s Consulting Arrangement.

9.5 The indemnification obligations of each Holder shall be pro rata based on such Holder's ownership of Holding on the date of this Agreement. To the extent that Holding fully compensates Thermedics under Article 9 with respect to any Damages, Holders shall be released of their obligations to Thermedics with respect to such Damages. The right to claim damages under Article 9 is without prejudice to any other remedy Thermedics may have under Dutch law.

9.6 Thermedics shall compensate Holding for and indemnify and hold Holding harmless against the Damages incurred as a result of or relating to Thermedics' Representations and Warranties not being as represented or warranted or being misleading and/or resulting from or relating to the non-fulfilment of Thermedics' other respective agreements or obligations contained herein.


ARTICLE 10 - SURVIVAL OF REPRESENTATIONS AND WARRANTIES

10.1 The obligations of Holding and the Holders to indemnify Thermedics for breaches of Holding and Holders' Representations and Warranties will survive for a period of two years after the date of this Agreement except that

        (a) the obligations of Holding and the Holders to indemnify Thermedics for breaches by Holding and the Holders of their representations and warranties contained in

                Articles 7.45 and 7.46 will survive for a period of four years after the date of this Agreement;

        (b) the obligations of Holding and the Holders to indemnify Thermedics for breaches by Holding and the Holders of their representations and warranties contained in the Articles 7.36, 7.37, 7.38 and 7.39 will survive for a period of five years after the date of this Agreement; and

        (c) the obligations of Holding and the Holders to indemnify Thermedics for breaches by Holding and the Holders of their representations and warranties contained in the Articles 7.1, 7.2, 7.3, 7.4, 7.8. 7.9, 7.13, 7.15, 7.16 and 7.66 will survive indefinitely.

10.2 The obligations of Thermedics to indemnify Holding for breaches of Thermedics' Representations and Warranties will survive indefinitely.


ARTICLE 11 - LIMITATIONS

Notwithstanding Article 10.1, neither Holding nor the Holders shall have any obligation to indemnify Thermedics:

(1) for the breach of any representation or warranty if such breach results in a claim by Thermedics for less than US$ 5,000;

(2) for the breach of any representation or warranty unless and until the aggregate of all Damages suffered by Thermedics as a result of Holding's and the Holders' breaches of representations or warranties (including claims under US$ 5,000) exceeds US$ 50,000;

provided that none of the limitations on liability described in the preceding clauses (1) and (2) shall exist with respect to any breach of representations and warranties contained in Articles 7.1, 7.2, 7.3, 7.4, 7.8. 7.9, 7.13, 7.15, 7.16, and 7.66;

(3)     for an amount in excess of the Purchase Price;

but if and when Thermedics incurs Damages of US$ 50,000 or more as a result of Holding's and the Holders' breaches of the representations and warranties, Holding and the Holders shall indemnify Thermedics for all such Damages, including the first US$ 50,000 of Damages.


ARTICLE 12 - EFFECTS OF TAXES, INSURANCES AND PROVISIONS

12.1 In determining whether any of the limitations set forth in Article 11 have been exceeded and, if so, in determining the amount of the Damages, the Damages shall be reduced:

(i)     by the positive effect, if any, of

        (a) insurance recoveries, provided that such recoveries have been received in connection with the same fact or facts which give rise to the indemnification for the Damages; and

        (b) tax refunds or reductions to the extent that such refunds or reductions relate to taxes payable or paid with respect to the taxable year in which the Damages occurred or any year prior thereto, provided that such tax refunds or reductions are caused by the same fact or facts which give rise to the indemnification for the Damages; and

(ii) to the extent that a specifically designated provision has been established in the September Balance Sheet with respect to the matter for which indemnification for Damages is sought.

12.2 If a claim or potential claim of Thermedics for Damages is based upon or related to any action, claim or proceeding by a third party (for the purpose of this article 11.2 the third party shall be deemed to include tax authorities and the authorities charged with the execution of the social security legislation) (a "Third Party Claim") Thermedics shall notify Holding in writing within [14 days] after having become aware of such Third Party Claim. Within [14 days] from the date of notification of the Third Party Claim, the parties shall mutually agree upon the course of action to be taken and the assumption of the defense by Holding of such action or proceeding, including the employment of counsel reasonably satisfactory to both parties. Holding shall pay the fees and disbursements of such counsel.


ARTICLE 13 - BANK GUARANTEE

13.1 Holding and the Holders hereby deliver a bank guarantee for an amount of twenty per cent (20%) of the Purchase Price for a duration of two years from the date of this Agreement and for an amount of ten per cent (10%) of the Purchase Price for a duration of the third and the fourth year after the date of this Agreement, issued by a first class Dutch commercial bank, attached hereto as Annex 13.1 (the "Bank Guarantee").

13.2 The Bank Guarantee shall serve as a security for Thermedics for the payment by Holding and the Holders of any adjustment to the Purchase Price due to Thermedics pursuant to Article 3 hereof and for any indemnification payable by Holding and the Holders pursuant to Article
        9.1 hereof, it being understood that the amount of the Bank Guarantee shall not in any way limit Holding's and Holders' liability under such Articles.


ARTICLE 14 - CONSULTING AGREEMENT

Mr. Rutter shall enter into a new consulting agreement effective as from the date of this Agreement, attached as Annex 14 hereto.

ARTICLE 15 - CONFIDENTIALITY

Holding and each of the Holders undertake not to at any time subsequent to this Agreement divulge or communicate to any company, person or entity (other than to Thermedics and Rutter) as the case may be, or to any of their officers or employees who need to acquire such knowledge in the performance of their duties or as directed or approved by Thermedics in writing, any confidential information or information of an apparently confidential nature concerning the business, affairs, accounts, transactions, customers, suppliers or business relations of Rutter ("Confidential Information"). Subsequent to the date of this Agreement, none of Holding or the Holders shall disclose any Confidential Information or use any Confidential Information for any purpose whatsoever.


ARTICLE 16 - ANNEXES

The Annexes to this Agreement form an integral part hereof. Any reference to this Agreement includes a reference to the said Annexes.


ARTICLE 17 - EXPENSES

Except as provided herein, each party shall bear its own expenses and Holding shall bear Rutter's expenses incurred in connection with the preparation of this Agreement and the transaction contemplated thereby, including taxes and legal, accounting and other fees.


ARTICLE 18 - NOTICES

Any notice or communication required to be delivered to either party pursuant to or in connection with this Agreement shall be given by registered mail with copy per telefax to the addressees set forth below:

To:

Rutter Holding B.V.
Postbus 40111
7504 RC  ENSCHEDE
fax: 053-4323367

Thermedics Detection, Inc.
220 Mills Road
Chelmsford, MA  01824
U.S.A.
fax: 00-1-508-251-2024

Mr. R. Rutter
De Braakweg 131
7524 PG ENSCHEDE
fax:  053-356179

Reggeborgh Beheer B.V.
Postbus 319
7460 AH  RIJSSEN
fax: 0548-518735

Mr. L.L.A. Pover
Kees van Baarenstraat 34
7558 DD  HENGELO
fax:  074-772831

or to such other address or representative as either party may designate by means of a written notice to be sent to the other from time to time.


ARTICLE 19 - GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by the laws of The Netherlands and any disputes arising in connection with this Agreement or further agreements resulting therefrom shall be submitted to the District Court in Amsterdam.


ARTICLE 20 - FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.


ARTICLE 21 - NON-COMPETITION

21.1 For a period of five years after the date of this Agreement, neither Holding or the Holders shall, either directly or indirectly as a stockholder, investor, partner, director, officer, employee, consultant or otherwise, engage in a Competitive Business in any territory, provided however, that Reggeborgh is allowed to invest in a Competitive Business, provided that Reggeborgh shall not enter into any agreement with Mr. Rutter or Mr. Pover in any Competitive Business. For purposes of this Agreement, a "Competitive Business" means any activity in which Rutter is engaged at the date of this Agreement or at any date five years prior to this Agreement. It is understood that Mr. Rutter and Mr. L.L.A. Pover will remain shareholders of Unitron and that Mr. Rutter will remain shareholder of Maderlake;

21.2 Holding and the Holders agree that the duration and geographic scope of the non-competition provisions set forth in this Article 21 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, the parties agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. The parties intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every country of each and every state of the U.S. and each and every political subdivision of each and every country outside the U.S. where this provision is intended to be effective.


ARTICLE 22 - SOLICITATION

For a period of two years after the date of this Agreement, neither Holding nor any of the Holders shall, either directly or indirectly as a stockholder, investor, partner, director, officer, employee or otherwise, solicit or attempt to induce any Restricted Employee (as defined below) to terminate his or her employment with Rutter or any affiliate of Rutter, provided however, that it shall not be a breach of this Article 22 for either Holding or the Holders to solicit Restricted Employees by means of general public advertisements. For purposes of this Agreement, a Restricted Employee shall mean any person, other than employees terminated involuntarily by Rutter, who (i) either (a) holds or has access to trade secrets or other confidential information relating to the business of Rutter or (b) had an annual base salary in 1995 of at least NLG 75,000, and (iii) either (X) was an employee of Thermedics or any affiliate of Thermedics on the date of this Agreement or (Y) was an employee of Rutter on the date of this Agreement and who is employed by Thermedics immediately after the date of this Agreement.


Signed in Amsterdam on 25 January 1996.


Rutter Holding B.V.                     Thermedics Detection, Inc.
by:                                     by:
name : L.L.A. Pover                     name : Gary Lortie
title: Dir.                             title: Director of Finance

signature: /s/ L.L.A. Pover             signature: /s/ Gary Lortie



Mr. R. Rutter

signature: /s/ R. Rutter

Reggeborgh Beheer B.V.          Mr. L.L.A. Pover
by:
name: H. Holterman
title: Dir.                     signature: /s/ L.L.A. Pover

signature: /s/ H. Holterman


Mrs. Pover                      Mrs. Rutter
for approval                    for approval


signature: _______________      signature: _______________